

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

<u>Via E-mail</u>
Mr. John Burns
Senior Vice President and Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

> **RE: TAL International Group, Inc.**
> **Form 10-K for the Year ended December 31, 2012**
> **Filed February 20, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2013**
> **File No. 1-32638**

Dear Mr. Burns:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Business, page 4</u>

1. In the business section of future filings, please ensure you disclose the relative contribution to total revenues from each segment.

<u>Signatures, page 74</u>

2. Please confirm whether your Principal Accounting Officer or Controller signed the Form 10-K in such capacity. Additionally, in future filings, please ensure your Principal Accounting Officer or Controller signs the Form 10-K and identifies that he or she is signing in such capacity. Refer to General Instruction D(2)(a) of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers, page 14

Compensation Discussion and Analysis, page 14

3. In future filings, please disclose whether and, if so, how you considered the results of your most recent shareholder advisory vote on executive compensation in determining compensation policies and decisions. Additionally, if you considered such results in determining compensation policies and decisions, please disclose how that consideration has affected your executive compensation policies and decisions. Refer to Item 402(b)(1)(vii) of Regulation S-K.

Annual Incentive Compensation, page 16

4. You state that the targets for annual incentive compensation are based on peer group levels and generally referenced to benchmark data. In future filings, please disclose the level at which you benchmark annual incentive compensation, as compared to the peer group, as well as how actual compensation compared to such benchmark. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This comment also applies to your restricted stock grants disclosure. In this regard, we note your disclosure on page 18 that individual restricted stock grants are based on peer group levels.

5. We note that you based annual incentive compensation on two performance criteria including adjusted earnings per share and individual performance. With a view toward future disclosure, please tell us the adjusted earnings per share target, and discuss how actual results compared to the target. Additionally, please further elaborate on the individual performance based criteria to provide a better understanding of such targets. For example, provide a more quantitative or qualitative discussion, as applicable, of any targets for operating performance, equipment utilization, average lease rates, equipment fleet growth, revenue, EBITDA, operating expense ratios, or changes in competitive position. Additionally, please discuss how actual results compared to the targets. To the extent that you believe disclosure of any of these targets would result in competitive harm such that disclosure is not required under Instruction 4 to Item 402(b) of Regulation S-K, please tell us this, and discuss in future filings how difficult or how likely achievement of the undisclosed targets will be.

Restricted Stock Grants, page 18

6. You state that individual grants were based, in part, on the compensation committee's assessment of individual performance. With a view toward future disclosure, please tell us how the compensation committee assessed individual performance. For example, please tell us whether the compensation committee exercised discretion in making its assessment or whether it adhered to established targets such as the individual performance criteria considered with respect to the annual incentive compensation.

Certain Relationships and Related Transactions, page 31

7. In future filings, please include the information required by Item 404(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief